Exhibit 2.1

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
As of December 31, 2024 Ferrari had the following series of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares (par value of €0.01 each)	RACE	New York Stock Exchange

Capitalized terms used but not defined herein have the meanings given to them in Ferrari’s annual report on Form 20-F for the year ended December 31, 2024.

COMMON SHARES
The following description is a summary of material information relating to the Ferrari common shares, including summaries of certain provisions of Ferrari’s articles of association (the “Ferrari Articles of Association”), the terms and conditions in respect of the Ferrari special voting shares (the “Terms and Conditions”) and the applicable Dutch law provisions in effect at the date of Ferrari’s annual report on Form 20-F for the year ended December 31, 2024. The summaries of the Ferrari Articles of Association and the Terms and Conditions as set forth herein are qualified in their entirety by reference to the full text of the Ferrari Articles of Association and of the Terms and Conditions.
General
As at December 31, 2024 there were 179,044,331 common shares outstanding, par value €0.01 per share, and 63,332,873 special voting shares outstanding, par value €0.01 per share. In the United States, our common shares are listed and traded on the NYSE (trading symbol “RACE”). Our common shares are also listed and traded on Euronext Milan (trading symbol “RACE”).

Ferrari common shares are registered shares represented by an entry in the share register of Ferrari. The Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, such share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange. A register of shareholders is maintained by Ferrari in the Netherlands and a branch register is maintained in the United States on Ferrari’s behalf by Computershare (the “Transfer Agent”), which serves as branch registrar and transfer agent.

Beneficial interests in Ferrari common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in Ferrari’s register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the Ferrari common shares traded on Euronext Milan are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.

Transfer of Shares
In accordance with the provisions of Dutch law, pursuant to Article 12 of the Ferrari Articles of Association, the transfer or creation of Ferrari shares or a right in rem thereon requires a deed intended for that purpose and, save when Ferrari is a party to the transaction, written acknowledgment by Ferrari of the transfer.

The transfer of Ferrari common shares that have not been entered into a book-entry system will be effected in accordance with Article 12 of the Ferrari Articles of Association.

Common shares that have been entered into the DTC book-entry system will be registered in the name of Cede & Co., as nominee for DTC and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. Article 12 of the Ferrari Articles of Association does not apply to the trading of such Ferrari common shares on a regulated market or the equivalent thereof.

Transfers of shares held outside of DTC (including Monte Titoli S.p.A., as a participant in DTC) or another direct registration system maintained by Computershare, Ferrari’s transfer agent in New York (“Transfer Agent”) and not represented by certificates are effected by a stock transfer instrument and require the written acknowledgment by Ferrari. Transfer of registered certificates is effected by presenting and surrendering the certificates to the Transfer Agent. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes.

Ferrari common shares are freely transferable. Special voting shares are generally not transferable.

At any time, a holder of Ferrari common shares that are registered in the Loyalty Register (i.e. Electing Common Shares or Qualifying Common Shares) wishing to transfer such Ferrari common shares other than in limited specified circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers) must first request a de-registration of such shares from the Loyalty Register and if held outside the Regular Trading System, transfer such common shares back into the Regular Trading System. After de-registration from the Loyalty Register, such Ferrari common shares no longer qualify as Electing Common Shares or Qualifying Common Shares and, as a result, the holder of such Ferrari common shares is required to offer and transfer the special voting shares associated with such Ferrari common shares that were previously Qualifying Common Shares to Ferrari for no consideration (om niet). For additional information on Ferrari’s special voting shares, see Ferrari’s annual report on Form 20-F for the year ended December 31, 2024 “Corporate Governance—Loyalty Voting Program—Terms and Conditions of the Special Voting Shares—Withdrawal of Special Voting Shares.”

Dividends

Ferrari may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called up portion of the share capital and the reserves that must be maintained in accordance with Dutch law. No distribution of profits may be made to Ferrari itself for shares that Ferrari holds in its own share capital.

Ferrari may only make a distribution of dividends to the shareholders after the adoption of its statutory annual accounts demonstrating that such distribution is legally permitted. The Board of Directors may determine that other freely distributable distributions shall be made, in whole or in part, from Ferrari’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of Ferrari and provided further that the policy of Ferrari on additions to reserves and dividends is duly observed.

Insofar as the profits have not been distributed or allocated to the reserves, they may, by resolution of the General Meeting, be distributed as dividends on the Ferrari common shares only. The General Meeting may resolve, on the proposal of the Board of Directors, to declare and distribute dividends in U.S. Dollars. The Board of Directors may decide, subject to the approval of the General Meeting and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares, or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they first became payable. Any dividends or other distributions made in violation of the Ferrari Articles of Association or Dutch law will have to be repaid by the shareholders who knew, or should have known, of such violation.

Voting Rights
Each Ferrari common share and each special voting share confers the right on the holder to cast one vote at a General Meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Ferrari Articles of Association prescribes a larger majority. Under Dutch law and/or the Ferrari Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to amend the Ferrari Articles of Association;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to authorize the Board of Directors to restrict or exclude shareholder rights of pre-emption;

•	a resolution to enter into a legal merger or a legal demerger; or

•	a resolution to dissolve Ferrari.

Under Dutch law, a resolution to adopt the remuneration policy requires three-fourths of the votes validly cast, unless the Ferrari Articles of Association include a lower threshold which could be inserted in the Ferrari Articles of Association through a resolution of the General Meeting pursuant to a prior proposal of the Board of Directors. Such a resolution to amend the Ferrari Articles of Association must be approved by a vote of a majority of at least two-thirds of the votes cast if less than one-half of the issued share capital is present or represented at such General Meeting and a simple majority vote if one-half or more than one-half of the issued share capital is present or represented at such General Meeting.

Subject to meeting certain conditions, Ferrari common shares can be registered in our loyalty register (the “Loyalty Register”) and all such common shares may qualify as qualifying common shares (“Qualifying Common Shares”). The holder of Qualifying Common Shares is entitled to receive without consideration one special voting share in respect of each such Qualifying Common Share. The special voting shares carry the same voting rights as Ferrari common shares.

Election and Removal of Directors

The Ferrari Articles of Association provide that the Board of Directors shall be composed of three or more members. Ferrari’s directors serve on the Board of Directors for a term of approximately one year, such term ending on the day that the first annual general meeting of the shareholders is held in the following calendar year.

Directors are appointed by a simple majority of the votes validly cast at a General Meeting. The General Meeting may at any time suspend or dismiss any director. Each director may be reappointed at any subsequent general meeting of shareholders.

Liquidation Rights

If Ferrari is dissolved and liquidated, whatever remains of Ferrari’s equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves (other than the special dividend reserve), to holders of Ferrari common shares in proportion to the aggregate nominal value of the Ferrari common shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the Ferrari common shares will be distributed to the holders of Ferrari common shares in proportion to the aggregate nominal value of Ferrari common shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and, lastly, any balance remaining will be distributed to the holders of Ferrari common shares in proportion to the aggregate nominal value of Ferrari common shares held by each of them.

Liability to Further Capital Calls

All of the outstanding Ferrari common shares and special voting shares are fully paid and non-assessable.

Rights of Pre-emption

Under Dutch law and the Ferrari Articles of Association, each Ferrari shareholder has a right of pre-emption in proportion to the aggregate nominal value of its shareholding upon the issuance of new Ferrari common shares (or the granting of rights to subscribe for Ferrari common shares). Exceptions to this right of pre-emption include the issuance of new Ferrari common shares (or the granting of rights to subscribe for common shares): (i) to employees of Ferrari or another member of its group pursuant to a stock compensation plan of Ferrari, (ii) against payment in kind (contribution other than in cash) and (iii) to persons exercising a previously granted right to subscribe for Ferrari common shares.

In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.

The General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of Ferrari common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. The Ferrari Articles of Association or the General Meeting may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares. Pursuant to Dutch law, the designation by the General Meeting may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue Ferrari common shares. The Board of Directors is designated in the Ferrari Articles of Association as the competent body to exclude or limit rights of pre-emption for an initial period of five years from January 2, 2016, which may be extended by the General Meeting with additional periods up to a maximum of five years per period. Pursuant to the resolutions of the Annual General Meeting held on April 16, 2020, the Board of Directors was authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from January 2, 2021 up to and including October 15, 2021. The authorization was renewed on an annual basis by resolutions of the Annual General Meetings in 2020 and subsequent years. Pursuant to the resolutions of the Annual General Meeting held on April 17, 2024, the Board of Directors has been authorized to issue Ferrari common shares and to limit or exclude the rights of pre-emption in relation to the issuance of Ferrari common shares for the period starting from April 17, 2024 up to and including October 16, 2025.

Variation of Rights
The rights of shareholders may be changed only by amending the Ferrari Articles of Association in compliance with Dutch law.

Limitations on rights of non-resident or foreign shareholders
There are no limitations imposed by Dutch law or by the Ferrari Articles of Association on the rights of non-resident or foreign shareholders to hold or vote Ferrari common shares.

Disclosure of Holdings under Dutch Law
Home member state for purposes of the EU Transparency Directive
The Netherlands is Ferrari’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). Due to the listing of the Ferrari common shares on Euronext Milan, we are subject to financial and other reporting obligations under the Dutch act on Financial Supervision (Wet op het financieel toezicht, “AFS”) -and the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), which both implement the EU Transparency Directive in the Netherlands.

Shareholder disclosure and reporting obligations
As a result of the listing of the Ferrari common shares on Euronext Milan, chapter 5.3 of the AFS applies, pursuant to which any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or actual or potential voting rights in Ferrari must promptly give written notice to the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or, acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account, (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment, and (v) shares which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares.

As a consequence of the above, special voting shares must be added to Ferrari common shares for the purposes of the above thresholds.

Controlled entities (within the meaning of the AFS) do not themselves have notification obligations under the AFS as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a three percent or larger interest in Ferrari’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the AFS will become applicable to such former controlled entity.

Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights.

Furthermore, when calculating the percentage of capital interest, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares, (ii) such person may be obliged to purchase shares on the basis of an option, or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.
If a person’s capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in Ferrari’s issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published Ferrari’s notification as described below.

Following the implementation of Directive 2013/50/EU into the AFS, every holder of three percent more of the issued and outstanding share capital or voting rights whose interest has changed compared to his most recent notification, and which holder knows or should know that pursuant to this change his interest reaches or crosses a threshold as a result of certain acts (as described above and including the exchange of a financial instrument or a contract (pursuant to which the holder is deemed to have issued and outstanding shares or voting rights at his disposal)), must notify the AFM of this change.

In addition to the above described notification obligations pertaining to capital interest or voting rights, pursuant to Regulation (EU) No 236/2012, as amended, notification must be made of any net short position of 0.1% in the issued share capital of Ferrari, and of every subsequent 0.1% above this threshold. Notifications starting at 0.5% and every subsequent 0.1% above this threshold will be made public via the short selling register of the AFM. Furthermore, gross short positions shall be notified in the event that a threshold is reached, exceeded or fallen below. With regard to gross short positions, the same disclosure thresholds as for holders of capital interests and/or voting rights apply.

Furthermore, each member of the Board of Directors must notify the AFM:

•	within two weeks after his/her appointment of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of Ferrari’s issued and outstanding share capital, and

•	subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of Ferrari’s issued and outstanding share capital, immediately after the relevant change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received which can be accessed via www.afm.nl. The notifications referred to in this paragraph should be made in writing by means of a standard form or electronically through the notification system of the AFM.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.